NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

W. David Mannheim T: 919.329.3804 david.mannheim@nelsonmullins.com	301 Hillsborough Street, Suite 1400 Raleigh, NC 27603 T: 919.329.3800 F: 919.329.3799 nelsonmullins.com

July 29, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracie Mariner
Vanessa Robertson Tamika Sheppard Joe McCann

RE:	Synergy CHC Corp.
Registration Statement on Form S-1
Filed June 28, 2024
File No. 333-280556

Ladies and Gentlemen:

On behalf of Synergy CHC Corp. (the “Company”), we are hereby responding to the letter dated July 25, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on June 28, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1 filed June 28, 2024

Cover Page

1.	With reference to your disclosure on page 73, please revise to indicate whether your “principal stockholders” are your officers and directors or a different group.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and page 17 of the Amended Registration Statement.

Overview, page 1

2.	Please revise the second paragraph to avoid the implication that you have paid off this debt and that you are no longer highly levered.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 1 and 46 of the Amended Registration Statement.

3.	Please revise to explain the term “SKU” at first use.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 1 of the Amended Registration Statement.

4.	Please revise the fifth paragraph of the section to highlight the working capital deficit that is disclosed on page F-12.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 1 of the Amended Registration Statement.

5.	Please revise to highlight your debt obligations to Knight as well as the nature of your relationship with this party. With reference to the disclosure on pages F-20 and F-21, disclose that Knight now must approve your operating budgets. Also, explain, as applicable, whether the June 2024 amendment to your Loan Agreement is a reason that you are conducting this public offering at this time.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided additional disclosure on page 6 of the Amended Registration Statement. The Sixth Amendment to the Loan Agreement with Knight is not the reason that the Company is conducting the public offering at this time; the Company has been seeking an initial public offering since late 2021.

Our Brands, page 1

6.	Please revise to disclose when the Texas trial was conducted and the number of clubs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 2 and 47 of the Amended Registration Statement.

7.	We note your disclosure concerning Zion Research and Euromonitor. Revise to disclose when these market assessments and projections were made and the relevant timeframe for the 3-year CAGR figure. Also, please tell us whether you commissioned any of the third-party reports or data cited in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 2 and 47 of the Amended Registration Statement. The Company did not commission any of the third-party reports or data cited in the prospectus.

8.	In light of your disclosures at the bottom of page 2, the six non-core brands do not appear to be key aspects of the offering that should be highlighted in the Summary presentation. Please revise or advise. Refer to the Instruction to Regulation S-K, Item 503(a). With reference to the disclosure on page 55, also tell us, and revise where applicable, to indicate: (i) whether the Neuragen and UrgentRx products will be regulated as pharmaceutical drugs as opposed to supplements, and (ii) what your basis is for identifying Neuragen as an “effective” treatment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 2 and 47 of the Amended Registration Statement to remove the non-core brands from the “Summary” section and to remove claims of effectiveness of Neuragen. Further, the Company has revised its disclosure on page 53 to include information about regulatory matters applicable to Neuragen and UrgentRx.

9.	We note your disclosure indicating that the patent provides you with a competitive advantage. With reference to your disclosure on page 57, please revise to provide balance and context to this disclosure by explaining that the patent expires in April 2025.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 1, 2, 4, 34, 46, 48 and 53 of the Amended Registration Statement to de-emphasize the patent, given its near-term expiration.

Results Backed by Independent Study for FOCUSfactor, page 4

10.	Please revise the disclosure in the first paragraph to explain, if true, that FDA has not reviewed this study or evaluated these performance claims.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 4 and 48 of the Amended Registration Statement.

Use of Proceeds, page 29

11.	Please revise to explain the amount intended to be allocated to each purpose. As an example, disclose the amount intended for “advertising.” Also, explain what “supporting organic growth” encompasses so it is clear how it differs from “general corporate purposes.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has modified its intended use of proceeds, and as such has revised the related disclosure on pages 1, 5, 8, 29, 43, 46 and 49 of the Amended Registration Statement.

12.	In light of your disclosure on pages F-20 and F-21, please tell us whether any of the offering proceeds are intended to repay outstanding debts or obligations owed to Knight or Shopify.

Response: None of the offering proceeds are intended to repay outstanding debts or obligations owed to Knight or Shopify.

13.	We refer to your disclosure on page 1 regarding potential near-term acquisitions of other businesses. Please provide the disclosures required pursuant to Instruction 6 of Regulation S-K, Item 504.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not currently anticipate, nor is it seeking, potential near-term acquisitions of other businesses, and as such, has revised its disclosure on pages 1, 5, 8, 29, 43, 46 and 49 of the Amended Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Years Ended December 31, 2023 and December 31, 2022 Revenue, page 36

14.	We note that you break out the amount of net revenue for the FOCUSfactor brand for the three months ended March 31, 2024 in the Business section on pages 46 and 48. Please revise your results of operations disclosure to break out the amount of net revenue by brand for all periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 1 and 46 of the Amended Registration Statement.

Liquidity and Capital Resources, page 38

15.	We note your disclosures indicating that you have $20,000,000 available for certain future acquisitions under your credit facility with Knight. Please revise to disclose whether there are material limitations to your ability to access this funding. In this regard, we note that the June 2024 amendment indicates that Knight must approve your operating budget and that Knight is seeking for you to repay $12.4 million from existing loans in the next two years.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the reference on page 38 of the Amended Registration Statement to reflect that the Company’s ability to access this funding would need to be approved by Knight and is therefore limited.

Liquidity, page 38

16.	Please expand your disclosures of short- and long-term borrowings to state whether you are in compliance with all of the terms, conditions, and covenants associated with your loan agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 40 of the Amended Registration Statement.

Management, page 59

17.	We note that Jack Ross is also the CEO of two other entities. Please revise to clarify how he allocates his time across these three entities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 59 of the Amended Registration Statement.

Certain Relationships and Related Party Transactions, page 71

18.	We refer to your disclosure on page 72 concerning your transactions with BoomBod Ltd. Please revise to disclose the nature of the expenses and reimbursements. With reference to your balance sheet, discuss the timing for repayment of this loan.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 72 of the Amended Registration Statement.

General

19.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to this comment, we hereby confirm on behalf of the Company that, as of the date of this letter, no written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act. On behalf of the Company, we hereby undertake to provide you with copies of such written communications to the extent they are generated and used in connection with this offering.

*****

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact David Mannheim at (919) 329-3804.

Very truly yours,

/s/ W. David Mannheim
W. David Mannheim

cc:	Mike Bradshaw, Nelson Mullins Riley & Scarborough LLP
Jack Ross, Chief Executive Officer, Synergy CHC Corp.

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